Exhibit 99.4

Dear Popeyes Franchisees:

The Popeyes board of directors has approved the acquisition of Popeyes by Restaurant Brands International Inc., one of the world’s largest quick service restaurant companies. The board believes that this decision provides immediate and compelling value to the Popeyes shareholders and an opportunity for scale benefits to the Popeyes brand. The news release will be forwarded shortly.

As a leading quick service restaurant company, RBI operates over 20,000 restaurants in 100 countries. RBI owns two of the world’s most prominent and iconic brands, BURGER KING® and TIM HORTONS®, which operate as independent brands. RBI is committed to growing its brands by leveraging their respective core values, employees, franchisee relationships and long track records of community support. RBI sees its franchise base as the foundation of its current and future success.

RBI expects that this combined company will offer franchisees significant growth opportunities across all three brands.

Upon completion of the transaction, RBI will retain the Popeyes name and intends to operate Popeyes as a separately managed brand. The transaction is expected to be completed by early April. Until the transaction is complete, Popeyes and RBI will continue to operate as independent companies and it remains business as usual.

This announcement is likely to generate interest from the media and other third parties and it is important for us to speak with one voice. Consistent with our policy, if you receive any calls from the media, please forward them to Renee Kopkowski at 404-459-4630 or renee.kopkowski@popeyes.com who will respond on the Company’s behalf. If you receive any calls from investors, please forward them to Anita Booe at 404-459-4665 or Anita.Booe@popeyes.com.

We are committed to keeping you informed as there are updates to share.

Thank you for your continued dedication to Popeyes’ success during this transition.

Sincerely,

Popeyes Board of Directors

Additional Information about the Proposed Transaction and Where to Find It

The proposed transaction described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any of the securities of Popeyes Louisiana Kitchen, Inc.’s (the “Company”). The solicitation and the offer to buy the shares of Company common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Restaurant Brands International Inc. intends to file with the U.S. Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the proposed transaction. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the proposed transaction free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investor Relations” section of the Company’s website at

http://investor.popeyes.com/. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/ RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE PROPOSED TRANSACTION.